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                                               FILED BY MICRON ELECTRONICS, INC.
                                                  PURSUANT TO RULE 425 UNDER THE
                                                          SECURITIES ACT OF 1933
                              AND DEEMED FILED PURSUANT TO RULE 14a-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                               SUBJECT COMPANY:  INTERLAND, INC.
                                                   COMMISSION FILE NO. 333-61368

On June 1, 2001, Micron Electronics issued the following press release announcing a change in its chief financial officer position, which press release references Micron Electronics' proposed merger with Interland.


FOR IMMEDIATE RELEASE

FOR MORE INFORMATION:

Media Contact:
Barbara Gibson
415-269-2931

           MICRON ELECTRONICS NAMES HOSTING INDUSTRY VETERAN TO CHIEF
                             FINANCIAL OFFICER ROLE

NAMPA, IDAHO, June 1, 2001 -- Micron Electronics (Nasdaq: MUEI) today announced the appointment of David A. Buckel as senior vice president and chief financial officer. Previously vice president of corporate development for HostPro, the company's Web hosting subsidiary, Buckel brings extensive hosting industry and financial management experience to the role, including serving as CFO of AppliedTheory, Inc. In his new role, Buckel will lead the company's financial planning, investor relations, treasury, accounting, tax, audit and corporate development functions.

"Now that Micron Electronics has completed our transformation from a PC manufacturer to a pure-play Web hosting leader, and as we prepare to almost double in size with our acquisition of Interland, David's hosting industry experience brings tremendous value to the chief financial officer role," said Joel J. Kocher, chief executive officer of Micron Electronics.

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A native of Syracuse, New York, Buckel holds a BS degree in accounting from
Canisius College and an MBA from Syracuse University, as well as the professional accreditation of Certified Management Accountant.

Buckel will replace James R. Stewart, who has resigned effective June 15.

ABOUT MICRON ELECTRONICS
Micron Electronics, Inc. (Nasdaq: MUEI), is the parent company of HostPro, Inc., a leading provider of infrastructure, Web site, and hosted software applications to small and medium businesses around the world. HostPro manages more than 138,000 hosted Web sites and more than 72,000 customer accounts. More information about Micron Electronics can be found at www.micronelectronics.com. More information about HostPro can be found at www.hostpro.com.

Except for the historical information contained in this press release, statements in this press release may be considered forward-looking statements. These forward-looking statements include, but are not limited to: the expected merger of Micron Electronics with Interland, the size of the business operations of the combined company following the merger and the expected contributions of Mr. Buckel as Chief Financial Officer. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: failure to close the Interland transaction as a result of, among other things, the failure of the stockholders of Micron Electronics or Interland to approve the merger; the impact of competition; customer and employee reaction to the proposed merger with Interland; and quarterly fluctuations in operating results. Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q. Investors should not place undue reliance on these forward-looking statements, which reflect Micron Electronics' expectations only as of the date of this press release.


WHERE YOU CAN FIND ADDITIONAL INFORMATION:
Investors and security holders of both Micron Electronics and Interland are advised to read the proxy statement/prospectus regarding the merger, when it becomes available, because it will contain important information. Micron Electronics has filed a Form S-4 registration statement regarding the merger with the Securities and Exchange Commission, and Micron Electronics and Interland expect to mail a proxy statement/prospectus about the merger to their respective stockholders. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's Website at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of


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Stockholders filed with the Securities and Exchange Commission on October 26,
2000 and a description of any interests that they have in the merger will be available in the proxy statement/prospectus. The Proxy Statement for the 2000 Annual Meeting is, and the proxy statement/prospectus will be, available free of charge at the Securities and Exchange Commission's Website at http://www.sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland 's Annual Report on Form 10-K for the year ended December 31, 2000, as amended May 1, 2001, and a description of any interests that they have in the merger will be available in the proxy statement/prospectus. The Form 10-K, as amended, is, and the proxy statement/prospectus will be, available free of charge at the Securities and Exchange Commission's Website at http://www.sec.gov and from Interland.
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